Pharma

Investor Gatherings.

We hope everyone's summer is off to a great start! We've enjoyed meeting many of you in person at investor gatherings across the country. Our community is truly amazing and we're grateful for each of you. Thank you for your patience and enduring support as we continue diligently working to produce *Pharma*.







Producer Roundtable Discussions.

We will host our first investor-only virtual roundtable sessions on Wednesday, July 24th @ 9PM ET & 9:30PM ET. These sessions are limited to 50 participants and are first come, first served. Please reply to this email to reserve your seat now. A schedule of future roundtables is forthcoming.

Production Updates.

- A strategic film festival networking plan resulted in 12 festival selections worldwide and 6 wins for the proof of concept. These efforts generated invaluable awareness for our funding campaign.
- We acquired a fiscal sponsor to accept tax deductible donations to support the film, resulting in over $22,000 in donations!
- Our VIP list of subscribers has grown to over 10,000!
- Emmy award-winning Casting Director and Executive Producer, Mark Fincannon, joined the team.
- Academy and BAFTA award-winning Producer, Lisa Bruce, joined the team.
- Our total raise increased to over $1.3M through private equity, crowdfunding, and charitable donations. (To access the 2023 annual report filed with the SEC click here.)

The industry is currently facing historical distribution challenges and pending crew strikes. To maximize our time during this season, we are polishing the script and finding the right director. We've also made the decision to maintain an open crowdfund offering. Almost daily, we receive emails from people requesting to invest in the project. Raising additional capital while in development allows us to actively pursue packaging the film and attaching talent.

How can you help?

- **Spread the word!** Tell someone why you invested and why they should join us! Our offering is slated to open on July 29th at www.investinpharma.com.
- **Host an investor meet up in your area!** Reply to this email to learn more.
- **We're in search of our next lead investor!** If you or someone you know is interested in leading this round, please email us at hello@pharmathemovie.com. (More info on what a lead investor is can be found here.)

INVESTMENT OFFERING

Our sincere gratitude.

Making movies is not for the faint of heart. We are sincerely appreciative of your encouragement and support. Producing requires heart and dedication, qualities that we are proud to say our team does not lack. Thank you for standing with us to bring the inspiring and important story of Dr. Frances Kelsey to life.

Sincerely,

Ashley Bratcher and Dori Zavala
Producers of *PHARMA*

Pharma the Movie

Att: Simple Jane Films, 2550 Sandy Plains Road Ste. 225-263, Marietta, GA 30006

Frankie's Story, LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Pharma (/)



Unmute
In 1

- Executive team with a combined 40+ years experience and Academy Award winning work.
- Join over 1,700 people who have invested a total of over $1M!
- Investors recoup 120% of principal plus pro-rata share of 50% of the backend plus fan based perks!
- A true story about courageous women that will inspire and entertain audiences worldwide.
- Pre P&A: Active and engaged fanbase of over 10,000+.
-
-
- We have the support of thalidomide survivors worldwide who are eager to have their stories told.

RESERVE

WATCH FOR UPDATES

INVESTMENT TERMS

Custom Contract
Investors receive 120% of principal plus 50% pro-rata share of net profits.

Investor Perks: $250, $5K, $7.5K, $30K, $75K, $300K

(https://www.wefunder.com/frankie

BE

[redacted]

[redacted]

[redacted]


Washington Post
Logline
Amidst the politically charged atmosphere of 1960s Washington D.C. two female doctors unveil a web of corruption and deceit that puts profits over people's lives. Inspired by true events.
Genre
History | Drama | Biography
Rating
PG-13

Dr. Kelsey's heroic efforts are an example of what one person can do to prevent disaster and change the course of history.

"I know that we are all most indebted to Dr. Kelsey. The relationship and the hopes that all of us have for our children, I think, indicate to Dr. Kelsey, I am sure, how important her work is and those who labor with her to protect our families. So, Doctor, I know you know how much the country appreciates what you have done."

-John F. Kennedy



Frankie's story will inspire audiences for years to come and shine a light on the overlooked tragedy that has impacted tens of thousands of people around the world. Her battle was one of David and Goliath proportions: One woman taking on the billion-dollar pharmaceutical industry to expose corruption and prevent a national tragedy.


to date
SURVIVORS OF THALIDOMIDE
have not received full restitution.
Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories.

MORE THAN A MOVIE.

Though Dr. Kelsey's efforts prevented a US disaster, many around the world suffered and the ramifications of this historical event still linger today. Known widely as the largest manmade medical disaster in history, it's estimated that over 10,000 babies were affected by the drug, thalidomide. Helmed a "miracle drug" and given to pregnant women as a treatment for morning sickness, the pills caused severe birth defects. To date, survivors of thalidomide have not received full restitution. We hope to encourage survivors, by showing them that their story has not gone unnoticed, and impact audiences to take action in the face of injustice. *Pharma* aims to shine a light on this hidden history and lend a platform to survivors of the tragedy. Hear from some of the survivors and why they believe this movie needs to be made.

00:59

01:00

Pharma is an important and critically relevant story for this moment in history. As we emerge from a global pandemic and new information comes to light each day, Frankie's story highlights the risk of placing trust in huge corporations and government entities without proper oversight.



It all starts with a good story...
"It's rare to find a script that is both well crafted and has come at the right time. With more scripts coming in and more movies getting made every year, it becomes increasingly rarer to hit both of those marks. I can honestly say that Pharma not only hits both of those marks, but does so in a way that makes this story transcend the page."
-Eclectic Pictures Script Analyst
FRANKIE
(chuckles)
No. I just crossed out the Mr. wrote in Ms. and accepted the offer.
Script
NICHOLL FELLOWSHIPS
FEATURE
DIVERSE VOICES

In addition to an award winning feature length script, the proof of concept and short film, Pharma, has entered the 2023 festival circuit with multiple official selections, nominations, and category wins. The caliber of the project produced on a micro- budget exhibits the skill and indie grit that the team brings to the table.


Wears No Makeup—Hates Housework
Dr. Kelsey Would Prefer to Retain Anonymity
URGED BY KENNEDY
Frances Oldham Kelsey
PHARMA / PROOF OF CONCEPT & AWARD WINNING SHORT FILM
Amidst the politically charged atmosphere of 1960s Washington D.C,
two female doctors unveil a web of corruption and deceit that puts profits
over people's lives. Inspired by true events.
wifta 2023
Atlanta Women's Film Festival
WINNER Show Low Film Festival
WINNER Wine, Women & Film Festival
Flagstaff International Film Festival
CORONADO ISLAND FILM FESTIVAL 2023
The Women's Independent Film & Television Festival
ETHOS FILM AWARDS
2023
Siff
AWARENESS FILM FEST
Simple Jane Films
Dear Doctor:
On December 5th, 1961 we advised you of the possible relationship of congenital malformations observed abroad in offsprings of certain patients who had taken thalidomide (Kevadon in Canada) early
Earlier today, Dr. Kelsey told a Senate subcommittee that thalidomide was available for experimental use by certain American physicians for nearly a year after she had first suspected it might affect unborn
Busy with Two Jobs

Lead Producer, Ashley Bratcher, is an award winning actress and the star of the box office hit Unplanned. Unplanned premiered at number 4 its opening weekend in the box office among major Hollywood Studio competition including Captain Marvel, Us, and Dumbo. According to Box Office Mojo, the film took in an estimated $6,110,000 at the end of the weekend, with a cumulative per-screen average of $5,770 on just 1,059. To date, it has grossed over $21 million dollars off of a modest $6 million dollar budget. Ashley's heart for telling true stories that encourage positive change has been the driving force for bringing Pharma to the screen. In 2020, Ashley founded her own production company, Simple Jane Films, to focus on creating content about ordinary women with extraordinary stories. She is backed by an executive team with a combined 40+ years experience in filmmaking. Their areas of expertise include development, screenwriting, production, casting, distribution, public relations, marketing, and

business law.


Production Team
ASHLEY BRATCHER
PRODUCER
LISA BRUCE
PRODUCER
DORI ZAVALA
PRODUCER
MARK FINCANNON
EXECUTIVE PRODUCER

The team's resumes boast Academy Award winning titles including The Theory of Everything, Darkest Hour, Ray, The Patriot, The Blind Side and more... generating hundreds of millions of dollars in the box office.


Pharma
BASED ON THE INCREDIBLE TRUE STORY OF DR. FRANCES KELSEY
PRODUCERS LISA BRUCE · ASHLEY BRATCHER · DORI ZAVALA
EXECUTIVE PRODUCER MARK FINCANNON
INVESTINPHARMA.COM | ASHLEY@SIMPLEJANEFILMS.COM
Ray
ACADEMY AWARD WINNING
PREVIOUS WORK
"A MASTERPIECE"
DARKEST HOUR
EDDIE REDMAYNE
FELICITY JONES
THE THEORY OF EVERYTHING
THE PATRIOT

Our goal for *Pharma* is to raise $5 million dollars for the development and attachment of key talent through our crowdfund raise. Part of this budget will be allocated to ongoing development, with the remaining balance allocated towards production, post production, and distribution. Hitting milestones throughout the offering allow us to maintain momentum and move the project forward. If you decide to invest, you'll be raising awareness that this story should be seen on screens around the world.

I immediately knew that

THIS WAS A STORY THAT NEEDED TO BE TOLD

so I got to work on the script.

The more I learned, the more I wanted to share it with the world.

-Dori Zavala (Screenwriter)

Though investing in movies is incredibly risky, and a return on investment can never be guaranteed, we feel that the profitability of biopics has remained consistent over the years. Films such as Hidden Figures, Erin Brockovich and The Imitation Game have realized enormous profits at the box office. These kinds of movies often become classics, proving the test of time, and creating more downstream revenue for years to come.


ROY NULSEN, M.D.

Pharma is a 3 quadrant film, appealing to men and women over 25 as well as females under 25.


< 25
Females
< 25
Males
> 25
Females
> 25
Males

Comparables


HIDDEN
FIGURES


THE IMITATION GAME


Jackie

HIDDEN FIGURES

Budget $25,000,000
US Gross $169,607,287
Worldwide Gross.....$235,956,898

Nominated for 3 Academy Awards. Another 37 wins & 93 nominations.

THE IMITATION GAME

Budget $14,000,000
US Gross...................$91,125,683
Worldwide Gross......$233,555,708

Nominated for 8. Won 1 Academy Award. Another 21 wins & 70 nominations.

JACKIE

Budget $9,000,000
US Gross...................$13,960,394
Worldwide Gross........$24,270,399

Nominated for 3 Academy Awards Another 44 wins & 165 nominations.

Comparables


BIG EYES
TIM BURTON


SPOTLIGHT


JUST
MERCY


Meryl Streep
Tom Hanks
The Post



BIG EYES

Budget $10,000,000
US Gross $14,482,031
Worldwide Gross........$29,253,166

Won 1 Golden Globe Award. Another 44 wins & 165 nominations.

SPOTLIGHT

Budget $20,000,000
US Gross....................$45,055,776
Worldwide Gross........$98,690,254

Nominated for 6. Won 2 Academy Award. Another 21 wins & 92 nominations.

JUST MERCY

Budget $25,000,000
US Gross....................$36,001,502
Worldwide Gross........$50,401,502

Nominated for 6. Won 1 Academy Award. Another 21 wins & 70 nominations.

THE POST

Budget $50,000,000
US Gross....................$81,903,458
Worldwide Gross....$179,769,457

Nominated for 2 Academy Awards. Another 19 wins & 111 nominations.

*Success in other projects does not guarantee success in Pharma. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.

ddition to making a really amazing movie, we've always wanted to build a community where fans and investors feel connected to our project beyond just a dollar amount. We want YOU be able to share this journey with us and have an experience that makes you excited and oud to be a part of the Pharma investor family.

we're offering some pretty cool perks as a thank you for your investment! Not only will you n part of the movie, but you'll also be part of the experience. You could visit set, be in the vie, and even walk the red carpet.

In addition to making a really amazing movie, we've always wanted to build a community where our fans and investors feel connected to our project beyond just a dollar amount. We want YOU to be able to share this journey with us and have an experience that makes you excited and proud to be a part of the Pharma investor family.

So, we're offering some pretty cool perks as a thank you for your investment! Not only will you own part of the movie, but you'll also be part of the experience. You could visit set, be in the movie, and even walk the red carpet.

In addition to making a really amazing movie, we'v our fans and investors feel connected to our proje to be able to share this journey with us and have a proud to be a part of the Pharma investor family.

So, we're offering some pretty cool perks as a thar own part of the movie, but you'll also be part of th movie, and even walk the red carpet.


Pharma
YOUR PERKS JUST GOT EVEN BETTER.

$100: Access to INVESTOR ONLY live virtual **roundtable discussions** with the filmmakers to discuss **behind the scenes**, **chat with special guests**, and participate in Q&A.

$1,000: **BE IN THE MOVIE!** You'll receive a guaranteed spot to join us for a day of filming as an extra in the movie!*

$5,000: Receive a **signed copy of the Pharma film poster**.

$10,000: **Get a first look at the script!** This script has been kept top secret. With this perk, you'll be granted exclusive access to read the script before it makes its way to the big screen.**

$20,000: **Invitation to the World Premiere!** You'll join us on the red carpet as we celebrate the opening of the film. Mingle with celebrities and be the first to watch the story come to life on the big screen!**

$50,000: **Own a piece of movie memorabilia!** This perk is for our movie buffs who love collector's items! In addition to receiving an autographed movie still from the feature, you'll be gifted a one of a kind prop following the release of the film.

$250,000: Receive **2 VIP passes for the world premiere that includes a private meet and greet with the stars and a trip down the red carpet.***

INVEST NOW (invest.php)

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*Travel & lodging not included. **Signed NDA required.

Frankie's Story, LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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